U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(AMENDMENT NO. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

ACT Teleconferencing, Inc.

(Name of Issuer)

ACT Teleconferencing, Inc.

(Name of Person(s) Filing Statement)

Common Stock, No Par Value

(Title of Class of Securities)

000955104

(Cusip Number of Class of Securities)

Peter E. Salas

Interim Principal Executive Officer

ACT Teleconferencing, Inc.

1526 Cole Boulevard, Suite 300

Golden, CO 80401

Phone: (303) 233-3500

Facsimile: (303) 238-0096

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Scott A. Berdan, Esq.

Kamlet Shepherd & Reichert, LLP

1515 Arapahoe Street, Tower 1, Suite 1600

Denver, CO 80202

Phone: (303) 825-4200

Facsimile: (303) 825-1185

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the result of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$51,630	$1.59(1)

(1)	Previously Paid
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $5.00 per share for the eligible shares of Common Stock, multiplied by 10,326, the estimated maximum number of shares to be purchased in the offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Filing Party:	N/A

Form or Registration No.:	N/A

Date Filed:	N/A

Introduction

This Amendment No. 1 to Transaction Statement on Schedule 13E-3 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission, or SEC, on June 13, 2007, by ACT Teleconferencing, Inc., a Colorado corporation, in connection with its offer to purchase all shares of its common stock, no par value, held by shareholders that owned 99 or fewer shares as of the close of business on June 6, 2007, and that continue to own such shares through the expiration date of the offer, pursuant to the offer to purchase and the related letter of transmittal, each dated June 13, 2007. Except as otherwise noted below, no changes have been made to the responses to the original Schedule 13E-3.

Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:

(a)	The second paragraph of the cover page of the offer to purchase is hereby amended to read as follows:

This offer to purchase will expire at 5:00 p.m. (Eastern Daylight Time) on July 18, 2007, unless extended or earlier terminated. We may extend the offer at any time or terminate the offer at any time in our sole discretion if any of the conditions to the offer described below under the caption “Terms of the Offer – Conditions to the Offer” is not met.

(b)	The first two sentences under the question “How Much Time Do I Have To Tender My Shares?” on page 5 under the “Questions and Answers” section of the offer to purchase is hereby amended to read as follows:

You may tender your shares at any time until 5:00 p.m. (Eastern Daylight Time) on July 18, 2007. We may extend the offer at any time and may terminate the offer at any time in our sole discretion if any of the conditions to the offer described below under the caption “Terms of the Offer – Conditions to the Offer” is not met. We may also waive any unfulfilled condition in our sole discretion, and we will extend the expiration date of this offer to purchase if we have not filed with the Colorado Secretary of State by such date and time the amendment to our Amended and Restated Articles of Incorporation.

(c)	The last clause of the last sentence under the question “How Much Time Do I Have To Tender My Shares?” on page 5 under the “Questions and Answers” section of the offer to purchase is hereby amended to read as follows:

, and we mailed to our shareholders the definitive information statement concerning the amendment on or about June 27, 2007.

(d)	The answer to the question “Is The Offer Conditioned Upon Anything?” on page 5 under the “Questions and Answers” section of the offer to purchase is hereby amended to read as follows:

The offer is contingent as to each eligible shareholder upon such shareholder’s proper tender to the Company of all of the shares of common stock held either beneficially or of record by such shareholder. Partial tenders will not be accepted. In addition, the offer is conditioned upon the matters discussed below under the caption “Terms of the Offer – Conditions to the Offer.”

(e)	The carry-over paragraph at the top of page 15 under the caption “Determination of Fairness of Offer by our Board of Directors” of the offer to purchase is amended to delete the words “and estimates for 2007”.

(f)	The information set forth under the caption “Terms of the Offer – Conditions to the Offer” on page 17 of the offer to purchase is hereby amended to read as follows:

The offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Any tender of shares by any eligible shareholder must be for all shares of the Company’s common stock owned by such shareholder. We reserve the right in our discretion to reject any improper tender. If we fail at any time to exercise our rights, it shall not constitute a waiver of those rights.

Notwithstanding any other provision of the offer, the Company will not be required to accept for payment or pay for any shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered) the acceptance for payment of shares tendered, if at any time after the date of this offer to purchase and at or before the expiration date of the offer any of the following shall have occurred:

(1) there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (a) challenges the acquisition of shares pursuant to the offer or otherwise in any manner relates to or affects the offer, or (b) in the reasonable judgment of the Company’s board of directors, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole;

(2) there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the board of directors’ reasonable judgment, would or could result in or have the ability to (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer, (b) delay or restrict the ability of the Company, or render it unable, to accept for payment or pay for some or all of the shares, or (c) materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole;

(3) there shall have occurred (a) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company’s business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally, (b) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (c) in the case of any of the foregoing existing at the time of the commencement of the offer, in the Company’s reasonable judgment, a material acceleration or worsening thereof;

(4) there shall have been tendered by eligible beneficial shareholders rather than record shareholders more than 10,000 shares of common stock in the aggregate; or

(5) there shall have occurred any event or events resulting in, or that may in the reasonable judgment of the Company’s board of directors result in, an actual material and adverse change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of the Company and, in the reasonable judgment of the Company’s board of directors, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for payment.

The foregoing conditions are for the reasonable benefit of the Company and may be asserted by the Company regardless of the circumstances (other than as a result of any action or inaction by the Company) giving rise to any of these conditions and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties. To the extent that the Company waives a material condition, the Company may extend the offer and/or distribute new offer materials as required by applicable SEC rules and regulations. The Exchange Act requires that all conditions to the offer must be satisfied or waived before the expiration date of the offer.

(g)	The first sentence of the first paragraph under the caption “Expiration and Extension of the Offer; Amendment” on page 17 of the offer purchase is hereby amended to read as follows:

This offer to purchase will expire at 5:00 p.m. (Eastern Daylight Time) on July 18, 2007, unless extended or earlier terminated. We may extend the offer at any time and may terminate the offer at any time in our discretion if the conditions identified under the caption “Terms of the Offer – Conditions to the Offer” are not met.

ITEM 16.	EXHIBITS.

(a)	Exhibit No.	Description
	(1)(i)	Offer to Purchase for Cash dated June 13, 2007*

	(1)(ii)	Letter of Transmittal*

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Form of Notice of Guaranteed Delivery*

	(1)(vii)	Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc., dated June 13, 2007*

	(1)(viii)	Questions and Answers to accompany the Letter to Shareholders from Chairman of the Board of ACT Teleconferencing, Inc.*

	(1)(ix)	Offer to Purchase Flier to Shareholders*

	(5)(i)	Press Release dated June 13, 2007*

	(5)(ii)	Press Release dated July 10, 2007

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACT TELECONFERENCING, INC.

By:	/s/ Rick Fresia
Rick Fresia
Chief Financial Officer

Dated: July 10, 2007